EXHIBIT 12.1

Digital River, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2004	2005	2006	2007	2008

Income from operations	$34,762	$66,713	$67,595	$73,914	$71,571
Add: Fixed charges	2,094	3,092	3,240	3,331	3,569
Earnings as defined	36,856	69,805	70,835	77,245	75,140
Fixed charges	$2,094	$3,092	$3,240	$3,331	$3,569
Ratio of earnings to fixed charges(1)	17.6	22.6	21.9	23.2	21.1

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.